UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
October 4, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date October 4, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

FIDELITY MANAGEMENT RESEARCH CORPORATION’S HOLDINGS IN METSO DECREASED TO 4.95 PERCENT
(Helsinki, Finland, October 4, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed about a decrease in the holding of Fidelity Management Research Corporation and its subsidiaries of the paid up share capital of Metso Corporation. On October 2, 2006, Fidelity Management Research Corporation and its subsidiaries owned a total of 7,014,100 Metso shares, which corresponds to 4.95 percent of the paid up share capital and voting rights of Metso Corporation. On the basis of the previous announcement, their holding was 5.03 percent on December 19, 2005.
According to the announcement of Fidelity Management Research Corporation, their holdings on October 2, 2006 were as follows:

FUND NAME	SHARES
ASSET MANAGER 70%	25,095
ASSET MANAGER 85%	9,454
ASSET MANAGER 50%	62,134
BANK OF MONTREALS INTL T55349	12,100
BP MASTER TR FOR EMP PP T55275	20,900
BROWN & WILLIAMSON SEL INTL	7,800
CATERPLLR VEBA SEL EUR T55257	7,400
CATERPILLAR INC T55207	41,300
CDP QUEBEC T55293	145,400
CITY OF FRESNO RT SY-SI T50621	10,300
CATERPILLAR INC 401K SI T50578	6,800
STATE OF CT RET PLAN T50251	31,600
DALLAS POLICE & FIRE T50092	26,000
FID FDS — EURO SMALLER CO POOL	0
FA ASSET ALLOCATION	1,633
FA DIVERSIFIED INTERNATIONAL	1,480,100
FA GLOBAL CAP APP INTL EQ SUB	19,600
FICL SEL INTL EQTY TR T55106	25,800
FICL SEL INTL SM CP TR T55105	5,800
FICL GLBL ASSET ALL EQ-EUROPE	31,600
FIDELITY OVERSEAS FUND — CANADA	12,700
FID SEL GLBL EQ TR-WLD T55281	800
FID DIVERSIFIED INTRNTNL SUB A	2,242,800
FIDELITY EUROPE FUND — CANADA	264,500
FIDELITY EUROPE FUND	515,600
FID AGGRESSIVE INTL FUND	76,052
FID SELELCT INTL EQUITY (T319)	261,100
IBM CANADA SELECT INTL T2286	28,400
IBM NETHERLANDS — SELECT EUROPE	52,600
IBM SELECT EAFE CANADA T2205	50,000

FUND NAME	SHARES
FA INTL CAPITAL APPRECIATION	66,087
INTL SMALL CAP OPPORTUNITIES	290,900
SELECT INT SM CAP COLL (T1056)	10,200
METLIFE FI INTL STOCK T50432	76,800
MINNESOTA SBI SEL INTL T55303	22,300
FIC NORDIC FUND	157,400
OREGON INVMT CL SEL INT T55271	105,900
OVERSEAS FUND	639,900
PRINCIPAL PARTNERS INTL T50423	67,000
SAN DIEGO RETIREMENT (T2193)	34,500
SHELL OIL SELECT INTL T55322	17,000
ILLINOIS SURS-SEL INTL T50448	13,400
TRANSITION ISMAL (T50260)	2,200
VIP GROWTH WORLD WIDE SUB	1,633
VIP ASSET FOREIGN EQUITY SUB	14,954
VIP INTERNATION CAP APP FUND	5,758
WORLD BANK SELECT INTL T55274	12,800
TOTAL	7,014,100
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253
Aleksanteri Lebedeff, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.